September 19, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Ms. Cecilia Blye

Re:                             First Data Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 10, 2014

File No. 001-11073

Dear Ms. Blye:

On behalf of First Data Corporation (the “Company”), I am writing in response to the comments contained in the staff’s comment letter dated September 8, 2014 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “10-K”).  For the convenience of the staff’s review, set forth in italics below are the comments contained in the Comment Letter, followed by the supplemental responses of the Company.

1.                                      In your letter to us dated May 31, 2011, you discussed possible contacts with Cuba and Syria. We note disclosure on page 127 that you conduct business in the Middle East, Latin America and Africa, regions that include Syria, Cuba and Sudan. As you are aware, Syria, Cuba and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 10-K. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria and Sudan since your 2011 letter, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products or services you have provided to Cuba, Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

RESPONSE:

The Company does not have, and has not had since May 31, 2011, any business operations, subsidiaries or affiliate entities in Cuba, Syria or Sudan. The Company does not have, and has not made since May 31, 2011, any direct arrangements to provide products or services into Cuba, Syria or Sudan, or any agreements, commercial arrangements, or other contacts with the governments of those countries or, to its knowledge, entities they control.  While the Company does not have any direct contacts in these countries, it is possible that, to the extent Visa or MasterCard are accepted in Cuba, Syria or Sudan, the Company could have indirect contact in connection with the processing of debit or credit card transactions conducted in those countries with cards issued by a financial institution for which the Company provides processing services. The Company does not anticipate this position to change while relevant sanctions remain in effect.

2.                                      Please discuss the materiality of any contacts with Cuba, Syria and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

RESPONSE:

The Company believes that its limited, indirect contacts with Cuba, Syria and Sudan are de minimis, both individually and in the aggregate, compared to its global revenues and do not constitute a material investment risk for security holders. In reaching this determination, the Company considered both quantitative and qualitative factors, such as the impact of such contacts upon the Company’s reputation and security value.  With respect to Syria and Sudan, the Company believes that it did not process any transactions associated with those countries since the effective date of the applicable sanctions. With respect to Cuba, the Company is unable to provide precise revenue numbers for each of the periods; however, revenue derived from its indirect processing of all issuer transactions as described above during a recent twelve-month period was less than $25,000 as compared with revenue of approximately $11 billion earned by the Company during this same period.  We believe such twelve-month period to be representative of each fiscal year during the last three fiscal years and the subsequent interim period.  Accordingly, the associated revenue with such transactions would be comparably de minimus.  As the Company does not have any operations in Cuba, Syria or Sudan, there are no other associated assets or liabilities. Given the de minimis nature of these activities, we do not believe there are material investment risks to an investor from a quantitative standpoint.

From a qualitative standpoint, the Company maintains extensive policies, procedures, programs and controls in its commitment to comply with all applicable laws and regulations, including those relating to Cuba, Syria and Sudan. As noted above, the Company does not have any: (1) direct contact with Cuba, Syria or Sudan; or (2) business operations, subsidiaries, affiliates, assets or liabilities in those countries. Further, the Company believes that its limited, indirect contacts with Cuba, Syria and Sudan are de minimis. As such, the Company does not believe, nor is it aware of any indications, that these activities are likely to negatively impact the quantitative materiality analysis provided above, the Company’s reputation and security value or to be viewed by investors as qualitatively material in making an investment decision.

Similarly, because the Company itself does not do business with Cuba, Syria or Sudan, the Company generally does not qualify for divestment under the various divestment initiatives adopted by state and municipal governments, universities, and other investors regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. We are not aware of any state or municipal governments, universities, or other investors having divested any Company securities due to any such divestment initiatives.

In summary, the Company has considered both quantitative and qualitative factors and, given the de minimis, limited and indirect nature of the Company’s contacts with these countries and the Company’s ongoing efforts to comply with applicable OFAC sanctions, the Company does not regard such contacts as material to a reasonable investor in making an investment decision. Accordingly, it is our position that such contacts will not, and do not, materially affect the Company’s reputation or security value.

In addition, the Company acknowledges as follows:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (402) 951-7007.

Very truly yours,

/s/ Stanley J. Andersen
Vice President and Assistant Secretary